Exhibit 21.1

Subsidiaries of Atlantic Union Bankshares Corporation

Subsidiary	State of Incorporation or Organization
Atlantic Union Bank	Virginia
Access Insurance Group L.L.C.	Virginia
Atlantic Union Equipment Finance, Inc.	Virginia
AUB Investments, Inc.	Delaware
Dixon, Hubard, Feinour, & Brown, Inc.	Virginia
Middleburg Investment Services, LLC (formerly, Access Investment Services, L.L.C.)	Virginia
Old Dominion Capital Management, Inc.	Virginia
Outfitter Advisors, Ltd.	Delaware
Union Insurance Group, LLC	Virginia